May 25, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Arzhang Navai

Re: Harpoon Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-272064

Acceleration Request

Requested Date:     May 30, 2023

Requested Time:    4:00 PM Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-272064) (the “Registration Statement”) to become effective on Tuesday, May 30, 2023 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Courtney M.W. Tygesson and Marina Remennik of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Courtney M.W. Tygesson of Cooley LLP, counsel to the Registrant, at (312) 881-6680, or in her absence, Marina Remennik at (650) 843-5124.

Very truly yours,

HARPOON THERAPEUTICS, INC.

By:	/s/ Julie Eastland
Julie Eastland
President and Chief Executive Officer

cc:	Courtney M.W. Tygesson, Cooley LLP

Marina Remennik, Cooley LLP